Angel Oak Funds Trust
One Buckhead Plaza | 3060 Peachtree Road NW, Suite 500 | Atlanta, Georgia 30305

October 27, 2014

VIA EDGAR TRANSMISSION

Mr. Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Angel Oak Funds Trust (the “Trust”)
File Nos. 333-197427 and 811-22980
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1
(the “Amendment”) to the Trust’s Registration Statement on Form N-1A as Filed on October 27, 2014

Dear Mr. Cowan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective on Wednesday, October 29, 2014, or as soon thereafter as practicable.

In connection with this request, Quasar Distributors, LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

Angel Oak Funds Trust                                                                                                           Quasar Distributors, LLC

/s/ Michael D. Barolsky                                                                                                           /s/ James R. Schoenike
Michael D. Barolsky, Esq.                                                                                                      James R. Schoenike
President                                                                                                                                   President